

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

Eric T. Steigerwalt
Chief Executive Officer
Brighthouse Financial, Inc.
11225 North Community House Road
Charlotte, NC 28277

   Re: Brighthouse Financial, Inc.
     Draft Registration Statement on Form S-1
     Submitted May 15, 2018
     CIK No. 0001685040

Dear Mr. Steigerwalt:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ada D. Sarmento at 202-551-3798 with any questions.

              Division of Corporation Finance
              Office of Healthcare & Insurance

cc: Peter J. Loughran, Esq.